Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 25, 2012 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 18 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Charles W.D. Birchall Votes For: Votes Withheld:	103,746,814 12,597	Stephen A. Burch Votes For: Votes Withheld:	103,738,354 21,057

John H. Clappison Votes For: Votes Withheld:	103,738,674 20,737	Peter C. Godsoe Votes For: Votes Withheld:	103,746,394 13,017

Alan D. Horn Votes For: Votes Withheld:	103,737,091 22,320	Thomas I. Hull Votes For: Votes Withheld:	103,746,389 13,022

Philip B. Lind Votes For: Votes Withheld:	103,728,451 30,960	John A. MacDonald Votes For: Votes Withheld:	103,738,354 21,057

Isabelle Marcoux Votes For: Votes Withheld:	103,738,589 20,822	Nadir Mohamed Votes For: Votes Withheld:	103,737,251 22,160

David R. Peterson Votes For: Votes Withheld:	103,728,031 31,380	Edward S. Rogers Votes For: Votes Withheld:	103,735,870 23,541

Loretta A. Rogers Votes For: Votes Withheld:	103,736,621 22,790	Martha L. Rogers Votes For: Votes Withheld:	103,736,481 22,930

Melinda M. Rogers Votes For: Votes Withheld:	103,735,750 23,661	William T. Schleyer Votes For: Votes Withheld:	103,738,254 21,157

Charles Sirois Votes For: Votes Withheld:	103,738,254 21,157	John H. Tory Votes For: Votes Withheld:	103,737,629 21,782

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 103,789,267 votes cast in favour of their appointment (100%).

For additional information, please see the Circular.

Toronto, Ontario May 9, 2012

ROGERS COMMUNICATIONS INC.

Per:	“Graeme H. McPhail”
Graeme H. McPhail
Vice President, Associate General Counsel